SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

File No.
82-3901

04012804

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

February 3, 2004

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press releases

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

RECEIVED FEB 11 2004 181 WASH., D.C. SECTION

Yours Sincerely,

H. C. Jung

Hyun Chun Jung
Senior Manager
Investor Relations Team

dw 2/13

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

Feb 03, 2004

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation
from Sep 1 to Oct 31, 2003

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No.
82-3901

Reports to KSE

Response to Inquiry on Market Rumor or Media Report (Denial)	Sep 9, 2003
Shutdown of Operation	Sep 15, 2003
Resumption of Operation	Sep 15, 2003
Equity Investment in Major Shareholders etc.	Sep 20, 2003
Guarantee of Debt Payment for the Third Party	Sep 20, 2003
Overseas Direct Investment	Sep 20, 2003
Overseas Direct Investment	Sep 20, 2003
Financial Results (Fair Disclosure)	Sep 25, 2003
General Fair Disclosure Obligation	Sep 30, 2003
Change in Majority Shareholder	Oct 10, 2003
Investment for Natural Resource Development	Oct 15, 2003
Fire in Ulsan Complex	Oct 21, 2003
Equity Investment in Major Shareholders etc.	Oct 27, 2003
Sale of Real Estate to Major Shareholder	Oct 27, 2003
Other SK Corp. BoD resolutions	Oct 27, 2003
Resignation of Outside Director	Oct 27, 2003
Financial Results (Fair Disclosure)	Oct 27, 2003
Leasing Real Estate to Major Shareholders etc.	Jul 29, 2003
Leasing Real Estate to Major Shareholders etc.	Jul 31, 2003
Financial Results (Fair Disclosure)	Aug 22, 2003

General Press Releases

News compilation of which the abstracts are translated into English	Sep 1 ~ Oct 31, 2003

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

None

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

【01】

Response to Inquiry on Market Rumor or Media Report (Sep 9, 2003)

Disclosure upon request for information on SK Corporation's purchase of treasury stock

The company has been considering repurchase of treasury stock since March 2003. But the company has decided not to buy its shares back for the purpose of maintaining stable financial structure, which is needed for the proper react to rapid environmental changes.

(Disclosure officer) Senior Vice President Jeong Joon Yu

※ This statement is a response to the KSE's request for information made at 10:50 on 13 Mar, 2003.

【02】

Shutdown of Operation
(Sep 15, 2003)

1. Details of operation shutdown:
   Partial Operation shutdown (Ulsan Complex) due to Typhoon " Maemi"

2. Shutdown Process Units: Four CDU Units, Two Upgrading Units

3. Annual production amounted by the above units(KRW): 8,611,372,800,000

4. Operation Shutdown Period: Sept. 13, 2003~Sept. 15, 2003

5. Shutdown Reason:
   Power shutdown caused by Typhoon "Maemi" in Ulsan Complex

6. Expected date of operation resumption: Sept. 16, 2003

7. Effects of shutdown: Including production losses due to the shutdown and restarting cost, the maximum damage is expected to be below 5~6 Bil. Won. There is no human loss.

8. Measures taken after shutdown: All CDU and HOU units started to re-operate on Sept. 13 except UC process unit, which is expected to be re-operated on Sept 16. All operating units will be normalized on Sept. 16. There is no delay of supplying products.

9. Total Asset at the end of previous fiscal year (KRW) : 13,506,819,000,000

10. Others: None

【03】

Resumption of Operation
(Sep 15, 2003)

1. Details of resumption:
   Resumption of operating units, which were shutdown by Typhoon "Maemi"

2. Re-operating Units: Four CDU Units, Two upgrading Units

3. Annual production amounted by the above units (KRW): 8,611,372,800,000

4. Re-starting Date: Sept. 15, 2003

5. Re-operating Reason: Completion of recovery maintenance

6. Effects of shutdown: Including production losses due to the shutdown and restarting cost, the maximum damage is expected to be below 5~6 Bil. Won. There is no human loss.

7. Total Asset at the end of previous fiscal year (KRW): 13,506,819,000,000

8. Others: None

【04】

Equity Investment in Major Shareholders etc. (Sep 20, 2003)

1. Name of investment recipient: SK Power Co., Ltd.
   - Relationship with the company: Affiliated Company

2. Details of investment
   - Date of investment: Sept. 26, 2003
   - Investment method: Common stocks 2,600,000 shares
   - Investment amount (KRW): 13,000,000,000
   - Total investment amount in major shareholder concerned (KRW): 94,320,005,000

3. Purpose of investment: Capital contribution through participation in right issue

4. Decision date (date of BOD resolution): Sep 19, 2003
   - Attendance of outside directors: Present (5), Absent (-)
   - Attendance of auditor: Present

5. Applicability of Fair Trade Act: Yes

6. Others
   - Capital contribution will be made on Sept. 26 (4 Billion KRW), and the middle of Oct (9 Billion KRW).
   - Detailed specific decisions delegated to CEO

【05】

Guarantee of Debt Payment for the Third Party (Sep 20, 2003)

1. Name of guarantee (debtor): SK Energy Asia Pte., Ltd.
   - Relationship with the company: Overseas Subsidiary

2. Creditor: ING Singapore

3. Principal debts
   - Amount (KRW): 35,109,000,000
   - Details: Financial institute credit line

4. Details of guaranteed debts
   - Amount of guarantee concerned (KRW): 35,109,000,000
   - Accumulated balance of debt payment(KRW): 35,109,000,000
   - Period of guarantee: From Sept 1, 2003 ~ Until the change of debt contract
   - Details: Debt guarantee of financial institute credit line

5. Total balance of debt guaranteed (KRW): 148,425,000,000

6. Decision data(date of BOD resolution): Sep 19, 2003
   - Attendance of outside directors: Present (5), Absent (-)
   - Attendance of auditor: Present

7. Others: None

【06】

Overseas Direct Investment
(Sep 20, 2003)

1. Details of overseas company invested
   - Name of company: SK Energy Asia Pte., Ltd.
   - Name of representative: Ahn, Heejune
   - Relationship with the company: Overseas subsidiary
   - Paid-in-capital(SGD): 4,300,000
   - Total number of outstanding shares: 4,300,000
   - Business area: Trading
   - Location of head office: Singapore

2. Size of existing investment (KRW): 2,574,380,000

3. Size of new investment (KRW): 193,099,500,000

4. Method of funding
   - Own funds (KRW): 193,099,500,000

5. Purpose of investment: Strengthening the financial structure for expanding trading business

6. Investment date: Sep 25, 2003

7. Total investment size (KRW): 267,173,983,264
   - Paid-in capital at the end of the previous fiscal year(KRW): 644,755,840,000
   - Ratio to paid-in capital (%): 41.4
   - Shareholding ratio after payment (%): 100

8. BOD resolution date: Sep 19, 2003
   - Attendance of outside directors: Present (5), Absent (-)
   - Attendance of auditor: Present

9. Total assets at the end of the previous fiscal year (KRW): 13,506,819,383,000

10. Others: None

【07】

Overseas Direct Investment
(Sep 20, 2003)

1. Details of overseas company invested
   - Name of company: SK Energy Europe
   - Name of representative: Hwang, Euikyun
   - Relationship with the company: Overseas subsidiary
   - Paid-in-capital (USD): 1,000,000
   - Total number of outstanding shares: 650,000
   - Business area: Trading
   - Location of head office: England

2. Size of existing investment (KRW): 1,229,287,000

3. Size of new investment (KRW): 64,366,500,000

4. Method of funding
   - Own funds (KRW): 64,366,500,000

5. Purpose of investment: Strengthening the financial structure for expanding trading business

6. Investment date: Sep 25, 2003

7. Total investment size (KRW): 267,173,983,264
   - Paid-in capital at the end of the previous fiscal year(KRW): 644,755,840,000
   - Ratio to paid-in capital (%): 41.4
   - Shareholding ratio after payment (%): 100

8. BOD resolution date: Sep 19, 2003
   - Attendance of outside directors: Present (5), Absent (-)
   - Attendance of auditor: Present

9. Total assets at the end of the previous fiscal year (KRW): 13,506,819,383,000

10. Others: None

【08】

Financial Results (Fair Disclosure)
(Sep 25, 2003)

1. Type of information: SK Corp Sales Results (Aug 2003)

2. Details
   - Period: August 2003
   - Results:

(Bil KRW)

	Aug 2003	Jul 2003		Aug 2002	
		Results	Changes	Results	Changes
Petroleum	710	626	+13%	814	-13%
Petrochemical	272	242	+12%	239	+14%
Lubricant	30	34	-9%	31	-3%

① Petroleum: Despite maintenance shutdown of No.4 CDU during August (265,000 B/D July 15 – August 19), sales volume and amount increased by 11% and 14% respectively.

② Petrochemical: Sales volume decreased slightly, but sales amount increased by 13% due to strong petrochemical product prices.

③ Lubricant: Sales volume decreased by 19% due to the inventory build-up but strong sales of premium products limited decrease in sales amount to 10%.

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 25, Sep.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: Refer to the attached for more detailed information

【09】

General Fair Disclosure Obligation
(Sep 30, 2003)

※ The following information contains future forecast and the actual result can be different from the forecast

Hunt Oil Company, Co-operator of Peru LNG Project (Peru LNG Company) with SK Corp. signed MOU for the sale of 2.7 Million metric tons of LNG per year.

-SK Corp. plans to produce and export approximately 4.4 million metric tons of LNG per year with Hunt Oil Company in addition to developing the Camisea gas field for Peru domestic market.

-Peru LNG Company signed the Letter of Agreement to purchase natural gas from the Camisea gas field to produce LNG.

-Also, Peru LNG Company had singed MOU for the sale of 2.7 million metric tons of LNG per year to Tractebel LNG receiving terminal in Mexico, which is under construction.

-The Peruvian president with members of his cabinet and the participant companies in the Camisea consortium briefed the progress of the Camisea project as well as Peru LNG on Sept. 29.

-The investment amount and participation ratio of SK Corp. is yet to be determined as the terms and conditions of project financing, the agreement with purchaser and EPC contract are not finalized.

【10】

Change in Majority Shareholder (Oct 10, 2003)

1. Details of change
   [Before change]
   - Name of majority (or principle) shareholder: Crest Securities
   - Number of shares held: 19,028,000
   - Share holding ratio (%): 14.99
   [After change]
   - Name of majority (or principle) shareholder: SK C&C and others
   - Number of shares held: 20,227,087
   - Share holding ratio (%): 15.93

2. Reasons for change: Acquisition of shares by the affiliated companies and person with special interest/status.

3. Date when the change is confirmed: Oct 10, 2003

4. Others:
   - Share holding ratio is for common stock
   - Majority shareholder Crest Securities before change becomes a principal shareholder after change.

【11】

Investment for Natural Resource Development (Oct 15, 2003)

1. Type of resource development
   - Exploration and development of crude oil

2. Location of resource development
   - NE Madura Block I, Indonesia

3. Size of development field: 4,617.65 ㎢

4. Estimated production volume: Unknown

5. Amount to be invested: Undecided

6. Development participants
   - Shareholding (%): KNOC (50%), PIDC (20%), SK Corp. (30%)

7. Development period
   - First exploration stage: Three years from contract
   - Second exploration stage: Three years from the first stage
   - Total contract period when the development is proved commercially profitable: 30 years from contract

8. Decision date: Oct 15, 2003

9. Others
   - Decision date is the date of contract
   - Actual exploration will begin in 2004, and investment amount and economic feasibility will be determined as the exploration progresses.

【12】

Fire in Ulsan Complex (Oct 21, 2003)

1. Date/Time: Oct. 20, 2003/ Approximately 23:15

2. Fire Damaged Operating Unit
   - UC Process in HOU Unit

3. Details
   - Fire in accident UC Pre-fractionator Reboiler Heater of HOU Unit
   - HOU Unit produces light oil products, such as kerosene and diesel using high sulfur B-C oil(produced by CDUs) as feedstock
   - The design capacity of UC Unit is 30,000 B/D

4. Cause of fire: Under investigation

5. Damages
   - There is no human casualty.
   - Damage was caused to a reboiler heater in UC unit and minor damage to nearby structure.
   - There is no damage to core-processor (Reactor)
   - The financial damage is unknown at this point

6. Others
   - Five CDUs(Capacity: 810,000 B/D) and FCC unit(Capacity: 50,000 B/D) are under normal operation.

【13】

Equity Investment in Major Shareholders etc. (Oct 27, 2003)

1. Name of investment recipient: SK Networks
   - Relationship with the company: Affiliated Company

2. Details of investment
   - Date of investment: Oct 27, 2003
   - Investment method: Registered common shares 170,000,000 shares
   - Investment amount (KRW): 850,000,000,000
   - Total investment amount in major shareholder concerned (KRW): 850,000,000,000

3. Purpose of investment: Participation in SK Networks' work out program

4. Decision date: Oct 26, 2003
   -Attendance of outside directors: Present (4), Absent (-)

5. Applicability of Fair Trade Act: Yes

6. Others
   - Date of investment is the date of expected payment date
   - Total investment amount equals to investment amount on Oct 27th, due to SK Networks' reduction of capital

【14】

Sale of Real Estate to Major Shareholders etc. (Oct 27, 2003)

1. Name of purchaser: SK Networks
   -Relationship with company: Affiliate company

2. Details of sale
   - Date of sale: -
   - Real estate sold: Shares in service stations and LPG gas stations
   - Locations of real estate: Various locations (285 stations)
   - Sales amount (KRW): 216,970,000,000
   - Accumulated amount of real estates sold to major shareholder concerned (KRW): 216,970,000,000
   - Profits and losses resulting from sale: -

3. Decision date: Oct 26, 2003
   - Attendance of outside directors: Present (4), Absent (0)
   - Attendance of auditors: Yes

4. Applicability of Fair Trade Act: Yes

5. Others
   - Annulment of purchase of shares in service stations and LPG gas stations done in March 5th, 2003

【15】

Other SK Corp. BOD Resolutions (Oct 27, 2003)

※ Confirmation approved regarding SK Networks

: Approval of confirmation to maintain business with SK Networks, debt-into-equity for the amount of 850 billion KRW

【16】

Resignation of Outside Director
(Oct 27, 2003)

1. Details of outside director
   - Name: Joong-hwan Kim
   - Age: 55
   - Final academic degree: PhD, Korea University
   - Current Position: Professor at Hankook University of Foreign Studies
   - Professional background: 1974: Professor at Korea Military Academy
     1992: Visiting professor at Michigan State University

2. Term of office: 3 years

3. Reasons for resignation: Personal reasons

4. Date of resignation: Oct 24, 2003

【17】

Financial Results (Fair Disclosure)
(Oct 27, 2003)

1. Type of information: SK Corp Sales Results (Sep 2003)

2. Details
   - Period: September 2003
   - Results:

(Bil KRW)

	Sep 2003	Aug 2003		Sep 2002	
		Results	Changes	Results	Changes
Petroleum	707	710	0%	755	-6%
Petrochemical	253	272	-7%	245	+3%
Lubricant	25	30	-17%	32	-22%

① Petroleum: Sales volume and amount decreased slightly due to a temporary shutdown (4 CDUs on Sep. 13, 2003) caused by Typhoon " Maemi".
② Petrochemical: Sales volume and amount decreased by 9% and 7% respectively from decreased sales volume of aromatic products, but unit price rose slightly.
③ Lubricant: Sales volume and amount decreased by 8% and 17% respectively due to decreased sales volume of base oil in domestic market from reduced production caused by typhoon "Maemi".

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 27, Oct.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: Refer to the attached for more detailed information

File No.
82-3901

3. Press Releases

【01】

SK Agrees Debt for Equity Swap
(Sep 1, 2003)

SK Corp. made an internal decision to swap for equity 850 billion won ($721 million) in receivables it holds with its financially troubled sister firm, SK Global, company sources said Monday.

SK Global, the trading arm of the SK group, was pushed into bankruptcy earlier this year after it was found to have huge amount of hidden debt. Its creditors have recently compromised to save the firm with various bailouts.

The move, to be taken in the middle of next month, is in accordance with a decision by SK Corp.'s board of directors on July 15, said a company executive who spoke on condition of anonymity. He also said the matter has been discussed with creditors.

However, the executive conceded that the decision could cause renewed controversy since SK Global has yet to follow through on a set of preconditions outlined by its board before carrying out the debt for equity swap.

A key condition calls for SK Global to release detailed blueprints to normalize its operations. The self-help plan should also receive backing from the SK Telecom board of directors and its president.

The SK Corp. official said another board meeting could be convened to debate the matter, while others said board members can make their positions known informally, for example, verbally.

Foreign shareholders like Sovereign Asset Management and some minority shareholders argue that helping SK Global before the company has met preconditions is a clear breach of trust and warned they could move to call for the dismissal of board members and start legal proceedings.

Foreign ownership in SK Corp. exceeded 45 percent as of early August, with Monaco-based Sovereign holding around 15 percent of the company's shares, making it the single largest outside investor in the oil refinery.

【02】

SK to Chart Relations With Sovereign
(Sep 22, 2003)

With SK Corp. chairman Chey Tae-won to be released on bail, the future of its parent SK Group and the relationship with its largest shareholder, Sovereign Asset Management, are expected to become the focus of domestic and foreign investors once again.

The Seoul High Court said yesterday it granted Chey's release on 100 million won bail. He has been behind bars since last March for his role in the accounting fraud scandals at SK Group subsidiaries.

Meanwhile, Sovereign will be able to exercise its shareholder rights from Sept. 26, six months after it first began buying SK Corp. shares.

It has been widely speculated that the fund may exert significant influence on the management of the oil refinery by calling for a change to the board of directors.

Once the Monaco-based investment fund takes up its role as the single largest shareholder, the future of the company will likely lie in the talks between Sovereign and management.

Although Chey is not expected to return to management immediately, market watchers believe he will be able to engage in negotiations with Sovereign to come up with solutions to resolve the current troubles facing SK Corp.

Sovereign currently holds 14.99 percent in SK Corp. since first buying the company's shares on March 26.

Chey's release is also expected to give SK Group renewed momentum with its business in China, all of which have been delayed after he was put behind bars.

【03】

Sovereign opposes Chey`s return
(Sep 25, 2003)

Sovereign Asset Management Ltd., the biggest shareholder of SK Corp., is opposed to the return of the oil refiner`s disgraced chairman to the company`s top post, Sovereign`s financial adviser said yesterday.

"Sovereign opposes Chey Tae-won`s return to management because it is against the will of SK Corp.`s shareholders and investors who want to reform the company`s governance structure," said Kwon Oh-ki, head of Lazard Asia Ltd.

Sovereign, a Monaco-based investment fund, is the single largest shareholder of SK Corp., owning a 14.99-percent of the refiner`s equity through its subsidiary Crest Securities Co.

SK Corp. is the flagship company of the SK Group, Korea`s third-biggest business conglomerate, and the virtual holding company of SK Group affiliates.

But Kwon said that Sovereign was not considering taking additional steps against Chey`s return to the helms of the refiner. "Three convicted SK Corp. directors including Chairman Chey are barred from exercising their voting rights at board meetings," he noted. "So we believe their management control is limited."

Earlier this year, a Korean court handed Chey a three-year jail sentence for illegal stock transactions and his involvement in large-scale accounting irregularities at SK Networks Co., formerly SK Global, the ailing trading arm of the conglomerate. He was released on bail Monday.

Kwon added that Sovereign may team up with other foreign institutional investors such as Hermes Investment Management and Templeton and Templeton Asset Management to convene a shareholders meeting in an attempt to oust the disgraced SK Corp. chairman and other top managers.

"Because the 850 billion won debt-for-equity swap for SK Networks has not been carried out yet, Sovereign will closely watch how things will unfold," Kwon added.

SK Corp.`s board approved a bailout plan for SK Networks, including the debt-equity conversion, despite strong opposition from Sovereign and local minority shareholders.

The SK Group said that Chey would meet Sovereign representatives soon to discuss plans to run SK Corp. and the planned bailout of trading unit.

【04】

SK Corp. Directors Agree to Rescue Trading Affiliate
(Oct 27, 2003)

The directors of SK Corp. gave their final approval to a conditional plan to convert 850 billion won of the debts of SK Networks into equity at a board meeting yesterday.

The board members, in the abscence SK Corp. chairman Chey Tae-won and SK Group chairman Son Kil-seung, reviewed the conditions they had previously attached to passing the debt-for-equity deal for the trading affiliate June 15 and deemed the progress of the past four months satisfactory.

The final approval for the rescue plan for SK Networks makes the normalization of the trading company much more feasible, company officials said after the board meeting.